UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
May 15, 2008
Commission File Number: 1-14636
ABITIBI-CONSOLIDATED INC.
(Exact name of registrant as specified in its charter)
1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     In connection with its 2008 First Quarter Report to Shareholders and Consolidated Financial Statements furnished on this Form 6-K, Abitibi-Consolidated Inc. is voluntarily filing certifications by its Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibits

Number	Description

31.1	Certification by the Principal Executive Officer of Quarterly Report pursuant Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Principal Financial Officer of Quarterly Report pursuant Section 302 of the Sarbanes-Oxley Act of 2002.

99.1	2008 First Quarter Report to Shareholders

99.2	2008 First Quarter Consolidated Financial Statements

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC. (Registrant)
Date: May 15, 2008	By:	/s/ William G. Harvey
William G. Harvey Vice-President and Treasurer